# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreCivic, Inc., CIK 0001070985
CUSIP: 21871N101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5501 VIRGINIA WAY, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001341401

## Reporting persons
- River Road Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,086,255; shared voting power 0; sole dispositive power 7,246,570; shared dispositive power 0; aggregate amount beneficially owned 7,246,570 (7.3% of the class)

## Item 1. Issuer
Name of issuer: CoreCivic, Inc.
Address of issuer's principal executive offices: 5501 VIRGINIA WAY, BRENTWOOD, TENNESSEE, 37027

## Item 2. Person Filing
Name of person filing: River Road Asset Management, LLC
Address of principal business office or, if none, residence: 462 South 4th Street, Suite 2000, Louisville, KY 40202
Citizenship: US -- State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7246570
Percent of class: 7.3
Sole power to vote or to direct the vote: 6,086,255
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,246,570
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- River Road Asset Management, LLC: Meagan N. Snyder, CCO (08/07/2026)